                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13 G

                    Under the Securities Exchange Act of 1934



                      FURNITURE BRANDS INTERNATIONAL, INC.
                      ------------------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                     458507
                         ------------------------------
                                 (CUSIP Number)


                               December 28, 2001
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  458507
---------------------------

 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           Furnishings International Inc.
           43-1724507
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER

    NUMBER OF          -0-
    SHARES
    BENEFICIALLY
    OWNED BY
    EACH
    REPORTING
    PERSON
    WITH:
--------------------------------------------------------------------------------
                    6  SHARED VOTING POWER

                       4,000,000
--------------------------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                       4,000,000
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000,000
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           See Instructions)         [ ]
--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.9%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

CUSIP No.  458507
---------------------------

 1         NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

           LifeStyle Furnishings International Ltd.
           56-1977928
--------------------------------------------------------------------------------
 2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
 3         SEC USE ONLY

--------------------------------------------------------------------------------
 4         CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER

    NUMBER OF          -0-
    SHARES
    BENEFICIALLY
    OWNED BY
    EACH
    REPORTING
    PERSON
    WITH:
--------------------------------------------------------------------------------
                    6  SHARED VOTING POWER

                       4,000,000
--------------------------------------------------------------------------------
                    7  SOLE DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                       4,000,000
--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,000,000
--------------------------------------------------------------------------------
 10        CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           See Instructions)         [ ]
--------------------------------------------------------------------------------
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.9%
--------------------------------------------------------------------------------
 12        TYPE OF REPORTING PERSON (See Instructions)

           CO
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
---------   --------------

            Furniture Brands International, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

            101 South Hanley Road
            19th Floor
            St. Louis, MO 63105


Item 2(a).  Names of Person Filing:  LifeStyle Furnishings International Ltd.
---------   ----------------------   Furnishings International Inc.

Item 2(b).  Addresses of Principal Business Office:
---------   --------------------------------------

            Furnishings International Inc.
            LifeStyle Furnishings International Ltd.
            4000 Lifestyle Court
            High Point, NC 27265

Item 2(c).  Citizenship:
---------   -----------

            Delaware (both)


Item 2(d).  Title of Class of Securities:
---------   ----------------------------

            Common Stock


Item 2(e).  CUSIP Number:
---------   ------------

            458507


Item 3.     Not Applicable
------


Item 4.     Ownership:
------      ---------

            (a)  Amount Beneficially Owned:     4,000,000 shares

            (b)  Percent of Class:     7.9%

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote or to direct the vote:  -0-

                 (ii)   shared power to vote or to direct the vote: 4,000,000

                 (iii)  sole power to dispose or to direct the disposition of:
                         -0-

                 (iv)   shared power to dispose or to direct the disposition of:
                         4,000,000


Item 5.     Ownership of Five Percent or Less of a Class:
------      --------------------------------------------

            Not applicable


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person:
------      ---------------------------------------------------------------

            The referenced stock has been pledged to the senior leaders of LifeStyle Furnishings International Ltd. and Furnishings International Inc. pending repayment of its senior secured indebtedness.

Item 7.     Identification and Classification of the Subsidiary Which Acquired
------      ------------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company:
            --------------------------------------------------------

            LifeStyle Furnishings International Ltd. is the 100% owned subsidiary of Furnishings International Inc. The referenced aggregate 4,000,000 shares of Furniture Brands International, Inc. common stock reported as owned by LifeStyle Furnishings International Ltd. and Furnishings International Inc. are currently registered solely in the name of LifeStyle Furnishings International Ltd.

Item 8.     Identification and Classification of Members of the Group:  N/A
------      ---------------------------------------------------------

            (1) Furnishings International Inc., a Delaware corporation, which is the parent holding company of LifeStyle Furnishings International Ltd.

            (2) LifeStyle Furnishings International Ltd., a Delaware corporation, which is a subsidiary of Furnishings International Inc.

Item 9.     Notice of Dissolution of Group:
------      ------------------------------

            Not applicable

Item 10.    Certification:
-------     -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 7, 2002                FURNISHINGS INTERNATIONAL INC.


                                        By: /s/ Catherine T. McGee
                                            ------------------------------------
                                            Catherine T. McGee
                                            Treasurer and Assistant Secretary



Dated:   January 7, 2002                LIFESTYLE FURNISHINGS INTERNATIONAL LTD.


                                        By: /s/ Catherine T. McGee
                                            ------------------------------------
                                            Catherine T. McGee
                                            Treasurer and Assistant Secretary